# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary Shares, nominal value EUR0.10 per share
Address of issuer's principal executive offices: 107 Avenue de la Republique, Chatillon, France (I0), 92320
Date of event which requires filing of this statement: 03/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-18-023711
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000; Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,229,243; sole dispositive power 0; shared dispositive power 17,229,243; aggregate amount beneficially owned 17,229,243 (12% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 10,672,462 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares (the "ABSA Warrants"). Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement (as defined in Item 4), based on information obtained from the Issuer on March 27, 2025, plus 6,556,781 Ordinary Shares underlying the ABSA Warrants.
- Innobio FPCI: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 226,133; sole dispositive power 0; shared dispositive power 226,133; aggregate amount beneficially owned 226,133 (0.2% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025.
- Bpifrance Investissement SAS: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 226,133; sole dispositive power 0; shared dispositive power 226,133; aggregate amount beneficially owned 226,133 (0.2% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025.
- Caisse des Depots (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,455,376; sole dispositive power 0; shared dispositive power 17,455,376; aggregate amount beneficially owned 17,455,376 (12.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 10,898,595 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares (the "ABSA Warrants"). Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025, plus 6,556,781 Ordinary Shares underlying the ABSA Warrants.
- EPIC Bpifrance: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,455,376; sole dispositive power 0; shared dispositive power 17,455,376; aggregate amount beneficially owned 17,455,376 (12.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 10,898,595 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares (the "ABSA Warrants"). Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025, plus 6,556,781 Ordinary Shares underlying the ABSA Warrants.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,455,376; sole dispositive power 0; shared dispositive power 17,455,376; aggregate amount beneficially owned 17,455,376 (12.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 10,898,595 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares (the "ABSA Warrants"). Percentage of class is calculated based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025, plus 6,556,781 Ordinary Shares underlying the ABSA Warrants.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.10 per share
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 Avenue de la Republique, Chatillon, France (I0), 92320
Comment:
Introductory Statement:

This Amendment No. 6 ("Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Innobio FPCI, a fonds professionnel de capital investissement ("Innobio"), Bpifrance Investissement S.A.S., a French management company (societe de gestion) ("Bpifrance Investissement"), Caisse des depots, a French special public entity (etablissement special) ("CDC"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) and Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the Ordinary Shares, nominal value EUR0.10 per share (the "Ordinary Shares") of DBV Technologies S.A. (the "Issuer"). This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on April 12, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 7, 2018, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 9, 2019, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 15, 2019, as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on February 12, 2021, and as further amended by Amendment No. 5 to Schedule 13D filed with the SEC on June 16, 2022 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2025, Bpifrance Participations entered into a Securities Purchase Agreement, which is described in Item 4 below, to purchase securities from the Issuer. The transaction is expected to close on or around April 7, 2025. The funds to be used to purchase the securities will come from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors named therein (the "Investors"), including Bpifrance Participations, pursuant to which the Issuer agreed to issue and sell to the Investors in a private placement (the "Private Placement") (i) 34,090,004 Ordinary Shares with warrants (the "ABSAs") at a subscription price of EUR1.1136 per ABSA, and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase an aggregate of 71,005,656 Ordinary Shares.

Pursuant to the terms of the Purchase Agreement, Bpifrance Participations agreed to purchase 3,746,732 ABSAs, which includes 3,746,732 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares (the "ABSA Warrant Shares"), from the Issuer in the Private Placement. It did not purchase any Pre-Funded Warrants.

Each ABSA consists of (i) one Ordinary Share to which are attached (ii) one warrant (the "ABSA Warrant") to subscribe initially for 1.75 Ordinary Shares. The Private Placement is anticipated to close on April 7, 2025. The Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Investors and customary conditions to closing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the form of which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

The ABSA Warrants will be detached from the Ordinary Shares as soon as they are issued. The ABSA Warrants will entitle the holder, at its discretion, to subscribe for new Ordinary Shares of the Issuer. Subject to the conditions and limitations specifically provided in Terms and Conditions of the ABSA Warrants (the "ABSA Warrant Terms"), the ABSA Warrants will be exercisable, in whole or in part, from the date of issue until the earlier of (i) April 7, 2027 and (ii) 30 days following the VITESSE Positive Results, as such term is defined in the ABSA Warrant Terms. The exercise of one ABSA Warrant will give the right to subscribe to 1.75 ABSA Warrant Shares at a price of EUR1.5939 per ABSA Warrant. No fractional shares will be issuable upon the exercise of ABSA Warrants, provided that the number of shares to be delivered in respect of any exercise of one or more ABSA Warrants pursuant to any exercise notice will be rounded down to the nearest whole multiple of one share.

The foregoing description of the ABSA Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the ABSA Warrant Terms, which is incorporated by reference as Exhibit 99.4 hereto and is incorporated herein by reference.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference. As of the date hereof, (i) Bpifrance Participations (A) holds directly 10,672,462 Ordinary Shares, and (B) warrants to purchase 6,556,781 Ordinary Shares, which collectively represent 12.0% of the Issuer's outstanding Ordinary Shares, and (ii) Innobio holds directly 226,133 Ordinary Shares, which represents 0.2% of the Issuer's outstanding Ordinary Shares.

As of the date hereof, neither Bpifrance, Bpifrance Investissement, EPIC nor CDC holds any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 10,898,595 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares, which collectively represent 12.2% of the Issuer's outstanding Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC and CDC may be deemed to be the beneficial owners of 10,898,595 Ordinary Shares and warrants to purchase 6,556,781 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 136,695,839 Ordinary Shares of the Issuer that are expected to be outstanding upon the closing of the Private Placement, based on information obtained from the Issuer on March 27, 2025, plus 6,556,781 Ordinary Shares underlying the ABSA Warrants. The amount of outstanding Ordinary Shares disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 is incorporated herein by reference.

Registration Rights Agreement

On March 27, 2025, in conjunction with the entry into the Purchase Agreement, Bpifrance Participations and certain other investors entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed to register the Ordinary Shares, the ABSA Warrant Shares and the Ordinary Shares underlying the Pre-Funded Warrants for resale (together, the "Registrable Securities"). Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Registrable Securities by no later than 45 days after the closing date of the Private Placement (the "Filing Deadline") and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable, but no later than the 75th day after the closing date of the Private Placement (or the 120th day if the U.S. Securities and Exchange Commission (the "SEC") reviews such registration statement) (the "Effectiveness Deadline"). The Issuer also agreed to use commercially reasonable efforts to keep such registration statement effective until the date the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Issuer has agreed to pay all reasonable fees and expenses incurred in connection with the registration of the Registrable Securities.

In the event (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement has not been declared effective prior to the earlier of (A) 10 business days after the date which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff and (B) the Effectiveness Deadline, or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Issuer's failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to the Investor as liquidated damages in an amount equal to 1% of the aggregate amount paid by the Investors pursuant to the Purchase Agreements per 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been filed or effective, as applicable, subject to certain caps set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed on February 12, 2021)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

EX 99.3 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025)

EX 99.4 - Terms and Conditions of the ABSA Warrant (incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025)

EX 99.5 - Registration Rights Agreement, by and among DBV Technologies S.A., Bpifrance Participations S.A. and certain others, dated as of March 27, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on March 31, 2025)

## Signatures
- Bpifrance Participations S.A.: /s/ Sophie Paquin, Director of Legal Affairs (04/07/2025)
- Innobio FPCI: /s/ Laurent Arthaud, Associate Director in charge of Funds (Bpifrance Investissement S.A.S.) (04/07/2025)
- Bpifrance Investissement SAS: /s/ Sophie Paquin, Associate Director in charge of Funds (Bpifrance Investissement S.A.S.) (04/07/2025)
- Caisse des Depots: /s/ Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (04/07/2025)
- EPIC Bpifrance: /s/ Sophie Paquin, Director of Legal Affairs (04/07/2025)
- Bpifrance S.A.: /s/ Boubakar Dione, Group Director of Legal Affairs (04/07/2025)